HEI Exhibit 97
HAWAIIAN ELECTRIC INDUSTRIES, INC.

POLICY REGARDING THE RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION
Purpose:
To comply with Section 303A.14 of the NYSE Listed Company Manual, this Recovery Policy requires that, in the event that Hawaiian Electric Industries, Inc. (the “Company”) is required to prepare an accounting restatement (i.e., a “Restatement” as defined below) due to the Company's material noncompliance with any financial reporting requirement under the applicable securities laws, the Company will seek to recover from each of the Company's current or former Executive Officers Incentive-Based Compensation that was Received during the three-year period preceding the date the Company is required to prepare the Restatement, based on the erroneous data, in excess of what would have been paid to the Executive Officer under the Restatement, as further described below.
General Provisions:

(1)    Recovery of Erroneously Awarded Incentive-Based Compensation. In the event of a Restatement, any Erroneously Awarded Compensation Received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the Company and its subsidiaries (if the person is an employee of a subsidiary of the Company), as applicable (collectively, the “Company Group”) in accordance with paragraph (2) of this Recovery Policy, except as provided below.
(i)    The Company’s Recovery Policy applies to all Covered Compensation. “Covered Compensation” means any Incentive-Based Compensation Received by a person on or after the effective date of the NYSE listing standard:
(A)    After beginning service as an Executive Officer;
(B)    Who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;
(C)    While the Company has a class of securities listed on a national securities exchange or a national securities association; and
(D)    During the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement as described in paragraph (1) hereof (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) (the “Lookback Period”). The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed.

(ii)    For purposes of determining the Lookback Period, the date the Company is required to prepare a Restatement as described in paragraph (1) hereof is the earlier to occur of:
(A)    The date the Company’s board of directors (the “Board”), a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement as described in paragraph (1) hereof; or
(B)    The date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement as described in paragraph (1) hereof.
(iii)    The amount of Incentive-Based Compensation that is subject to this Recovery Policy (“Erroneously Awarded Compensation”) is the amount of Covered Compensation granted, vested or paid to a person that exceeds the amount of Covered Compensation that otherwise would have been granted, vested or paid to the person had the Covered Compensation been determined based on the restated amounts and must be computed without regard to any taxes paid. For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement:
(A)    The amount of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was Received; and
(B)    The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange (the “NYSE”).
(iv)    The Company shall recover Erroneously Awarded Compensation in compliance with this Recovery Policy except to the extent that the conditions of paragraphs (1)(iv)(A) or (B) hereof are met, and the Committee, if the Committee is comprised solely of independent directors responsible for executive compensation decisions, or if the Committee is not comprised solely of such directors, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.
(A)    The direct expense paid to a third party to assist in enforcing this Recovery Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.
(B)    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

(v)    The Company is prohibited from indemnifying any Executive Officer or former Executive Officer against the loss of compensation by such person in accordance with this Recovery Policy. No person will be advanced expenses for disputes related to any loss of compensation by such person in accordance with this Recovery Policy, and no person shall be paid or reimbursed by the Company Group for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Recovery Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the person a new cash award which would be cancelled to effect the recovery of any Erroneously Awarded Compensation). In no event shall the Company Group be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.
(2)    Means of Repayment. In the event that the Committee determines that any person shall repay any Erroneously Awarded Compensation, the Committee shall provide written notice to such person by email or certified mail to the physical address on file with the Company Group for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Committee, and the Company Group shall be entitled to set off the repayment amount against any amount owed to the person by the Company Group, to require the forfeiture of any award granted by the Company Group to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the U.S. Internal Revenue Code and the regulations and guidance thereunder. If the Committee does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Company Group by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.
(3)    Securities Filings. The Company shall file all disclosures with respect to this Recovery Policy in accordance with the requirements of the applicable securities laws and the U.S. Securities and Exchange Commission (“SEC”).
(4)     Miscellaneous.
(i) This Recovery Policy generally will be administered and interpreted by the Compensation & Human Capital Management Committee of the Board (the “Committee”), provided that the Board may, from time to time, exercise discretion to administer and interpret this Recovery Policy, in which case, all references herein to “Committee” shall be deemed to refer to the Board. Any determination by the Committee with respect to this Recovery Policy shall be final, conclusive and binding on all interested parties. Any discretionary determinations of the Committee under this Recovery Policy, if any, need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.
(ii) This Recovery Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the NYSE, including any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend this Recovery Policy to the extent necessary to comply with such additional or new requirements.
(iii) The provisions in this Recovery Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Recovery Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Recovery Policy shall not affect the validity or enforceability of any other provision of this Recovery Policy. Recoupment of Erroneously Awarded Compensation under this Recovery Policy is not dependent upon the Company Group satisfying any conditions in this Recovery Policy, including any requirements to provide applicable documentation to the NYSE.
(iv) The rights of the Company Group under this Recovery Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company Group pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement of the Company Group.
(5)    Amendment and Termination. To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE rules, the Committee may terminate, suspend or amend this Recovery Policy at any time in its discretion.
(6)    Successors. This Recovery Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.
(7)    Definitions:

Board	Board is defined in Section 1(ii)(A).
Committee	Committee is defined in Section 4(i).
Company Group	Company Group is defined in Section 1.
Covered Compensation	Covered Compensation is defined in Section 1(i).
Effective Date	Effective Date means --, 2023.
Erroneously Awarded	Erroneously Awarded Compensation is defined in Section 1(iii).

Compensation
Exchange Act	Exchange Act means the U.S. Securities Exchange Act of 1934.
Executive Officer
An Executive Officer means each “officer” of the Company as defined under Rule 16a-1(f) under Section 16 of the Exchange Act, which shall be deemed to include any individuals identified by the Company as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act. Both current and former Executive Officers are subject to this Recovery Policy in accordance with its terms.

Financial Reporting Measures
Financial Reporting Measure means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures and may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price or (iii) total shareholder return. Financial Reporting Measures may or may not be filed with the SEC and may be presented outside the Company’s financial statements, such as in Managements’ Discussion and Analysis of Financial Conditions and Result of Operations or in the performance graph required under Item 201(e) of Regulation S-K under the Exchange Act.

Incentive-Based Compensation	Incentive-Based Compensation is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
Lookback Period	Lookback Period is defined in Section 1(i)(D).
Received
Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Recovery Policy	Recovery Policy means this Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation.
Restatement	Restatement means a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement). Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements. Recovery of any Erroneously Awarded Compensation under this Recovery Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.

SEC	SEC is defined in Section 3.

HAWAIIAN ELECTRIC INDUSTRIES, INC.
POLICY REGARDING THE RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION
ACKNOWLEDGMENT, CONSENT AND AGREEMENT
I acknowledge that I have received and reviewed a copy of the Hawaiian Electric Industries, Inc. Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation (as may be amended from time to time, the “Recovery Policy”) and I have been given an opportunity to ask questions about the Recovery Policy and review it with my counsel. I knowingly, voluntarily and irrevocably consent to and agree to be bound by and subject to the Recovery Policy’s terms and conditions, including that I will return any Erroneously Awarded Compensation that is required to be repaid in accordance with the Recovery Policy. I further acknowledge, understand and agree that (i) the compensation that I receive, have received or may become entitled to receive from the Company Group is subject to the Recovery Policy, and the Recovery Policy may affect such compensation and (ii) I have no right to indemnification, insurance payments or other reimbursement by or from the Company Group for any compensation that is subject to recoupment and/or forfeiture under the Recovery Policy. Capitalized terms not defined herein have the meanings set forth in the Recovery Policy.

Signed:

Print Name:

Date